[Letterhead of Wachtell, Lipton, Rosen & Katz]

February 13, 2015

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	CCH I, LLC
Amendment No. 3 to Form S-4
Filed February 6, 2015
File No. 333-200809

Dear Mr. Spirgel:

On behalf of our client, CCH I, LLC, a Delaware limited liability company (the “Company”), set forth below are responses to oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

The Company has filed today Amendment No. 4 to the Registration Statement (“Amendment No. 4”) together with this letter via EDGAR correspondence. We are also providing supplementally to the Staff an electronic copy of Amendment No. 4, marked to show changes since the filing of Amendment No. 3 to the Registration Statement on February 6, 2015, and certain other information noted below.

For your convenience, a summary of the Staff’s comments is set forth in bold below, followed by the response to each comment. Charter Communications, Inc. (“Charter”) has supplied all information contained herein relating to the Company, CCH I Charter Merger Sub, LLC, and CCH I Spinco Sub LLC. Comcast Corporation and Charter have each contributed certain information relating to the Transactions. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 4 as filed on EDGAR. Terms not otherwise defined in this letter have the meanings set forth in Amendment No. 4.

General

1.	We note that Charter’s programming costs may be considerably higher than TWC’s programming costs as shown in historical financial statements of TWC systems acquired. Please explain to us whether you considered a pro forma income statement adjustment to give effect to Charter’s higher programming costs or revise.

Response: We respectfully advise the Staff that as noted in the introduction to the pro forma financial statements on page 117 of Amendment No. 4, under the heading “Items Not Adjusted in the Unaudited Pro Forma Financial Information”, “The unaudited pro forma statements of operations do not include any revenue or expense synergies or dis-synergies resulting from the Transactions, including programming costs or shared functions and other administrative and overhead allocations, as these adjustments are not factually supportable.” Any necessary adjustments to programming costs are not factually supportable because we do not have the specific level of programming Time Warner Cable provides in each of their specific systems (their “channel line-ups”), the level of subscribers for each channel or the channel position within the channel line-ups, all of which are necessary to derive programming costs for the TWC Cable Systems Acquired. Also, we do not expect that we have existing agreements with every network currently carried by the TWC Cable Systems Acquired. Further, strict confidentiality obligations imposed by programmers prevent Charter and Time Warner Cable from sharing the terms of our existing programming arrangements.

We further advise the Staff that, in response to the Staff’s comment, the disclosure on page 117 has been revised.

2.	Please provide the Item 17 and Item 18 information regarding GreatLand Connections as required.

Response: In response to the Staff’s comment, an Appendix has been added containing such information from the applicable sections of Amendment No 2 to the Registration Statement on Form S-1, filed by Midwest Cable, Inc. with the SEC on February 4, 2015. The disclosure on page 110 of Amendment No. 4 has also been revised.

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We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned at (212) 403-1347.

Sincerely,

/s/ Steven A. Cohen, Esq.
Steven A. Cohen, Esq. Wachtell, Lipton, Rosen & Katz

cc:

Richard R. Dykhouse,
Executive Vice President, General Counsel and Corporate Secretary
CCH I, LLC